UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 11)

                             UFP Technologies, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   902 673 102
                                 (CUSIP Number)

                                 JAMES J. CRAMER
                                 100 Wall Street
                                    8th Floor
                               New York, NY 10005
                            Tel. No.: (212) 742-4480
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 April 16, 1999
                     (Date of Event which Requires Filing of
                                 this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                Page 1 of 9 Pages

                                  SCHEDULE 13D

CUSIP NO.  902 673 102                                         PAGE 2 OF 9 PAGES
           -----------


1.            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              J.J. Cramer & Co.

2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) [ ]
                                                              (b) [X]

3.            SEC USE ONLY


4.            SOURCE OF FUNDS

              N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

              7.                  SOLE VOTING POWER
NUMBER OF
SHARES                                1,040,000
BENEFICIALLY
OWNED BY EACH 8.                  SHARED VOTING POWER
REPORTING
PERSON                                -0-
WITH
              9.                  SOLE DISPOSITIVE POWER

                                      1,040,000

              10.                 SHARED DISPOSITIVE POWER

                                      -0-

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,040,000

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              22.2%

14.           TYPE OF REPORTING PERSON

              CO

                                  SCHEDULE 13D

CUSIP NO.  902 673 102                                         PAGE 3 OF 9 PAGES
           -----------


1.              NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                James J. Cramer

2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) [ ]
                                                                (b) [X]

3.              SEC USE ONLY


4.              SOURCE OF FUNDS

                N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


6.              CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

                7.                  SOLE VOTING POWER
NUMBER OF
SHARES                                  -0-
BENEFICIALLY
OWNED BY EACH   8.                  SHARED VOTING POWER
REPORTING
PERSON                                  1,040,000
WITH
                9.                  SOLE DISPOSITIVE POWER

                                        -0-

                10.                 SHARED DISPOSITIVE POWER

                                        1,040,000

11.             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,040,000

12.             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [ ]

13.             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                22.2%

14.             TYPE OF REPORTING PERSON

                IN

                                  SCHEDULE 13D

CUSIP NO.  902 673 102                                         PAGE 4 OF 9 PAGES
           -----------

1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Karen L. Cramer

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                                 (b) [X]

3               SEC USE ONLY


4               SOURCE OF FUNDS

                N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


6               CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

                7.                  SOLE VOTING POWER
NUMBER OF
SHARES                                  -0-
BENEFICIALLY
OWNED BY EACH   8.                  SHARED VOTING POWER
REPORTING
PERSON                                  1,040,000
WITH
                9.                  SOLE DISPOSITIVE POWER

                                        -0-

                10.                 SHARED DISPOSITIVE POWER

                                        1,040,000

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,040,000

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [ ]

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                22.2%

14              TYPE OF REPORTING PERSON

                IN

                                  SCHEDULE 13D

CUSIP NO.  902 673 102                                         PAGE 5 OF 9 PAGES
           -----------

1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Cramer Partners, L.P.

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                                 (b) [X]

3               SEC USE ONLY


4               SOURCE OF FUNDS

                N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6               CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

                7.                  SOLE VOTING POWER
NUMBER OF
SHARES                                  1,040,000
BENEFICIALLY
OWNED BY EACH   8.                  SHARED VOTING POWER
REPORTING
PERSON                                  -0-
WITH
                9.                  SOLE DISPOSITIVE POWER

                                        1,040,000

                10.                 SHARED DISPOSITIVE POWER

                                        -0-

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,040,000

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [ ]

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                22.2%

14              TYPE OF REPORTING PERSON

                PN

                                  SCHEDULE 13D

CUSIP NO.  902 673 102                                         PAGE 6 OF 9 PAGES
           -----------


1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Cramer Capital Corporation


2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                                 (b) [X]

3               SEC USE ONLY


4               SOURCE OF FUNDS

                N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


6               CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

                7.                  SOLE VOTING POWER
NUMBER OF
SHARES                                  1,040,000
BENEFICIALLY
OWNED BY EACH   8.                  SHARED VOTING POWER
REPORTING
PERSON                                  -0-
WITH
                9.                  SOLE DISPOSITIVE POWER

                                        1,040,000

                10.                 SHARED DISPOSITIVE POWER

                                        -0-

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,040,000

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [ ]

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                22.2%

14              TYPE OF REPORTING PERSON

                CO

CUSIP NO.  902 673 102                                         PAGE 7 OF 9 PAGES
           -----------

Item 1. Security and Issuer.

        The undersigned hereby amends the statement on Schedule 13D, dated December 22, 1994, as amended by Amendment No. 1, dated February 9, 1995, as amended by Amendment No. 2, dated June 16, 1995, as amended by Amendment No. 3, dated July 7, 1995, as amended by Amendment No. 4, dated November 3, 1995, as amended by Amendment No. 5, dated December 29, 1995, as amended by Amendment No. 6, dated January 19, 1996, as amended by Amendment No. 7, dated March 18, 1996, as amended by Amendment No. 8 dated October 28, 1996, as amended by Amendment No. 9 dated February 27, 1998 and as amended by Amendment No. 10 dated March 23, 1998 (the "Statement"), filed by the undersigned relating to the Common Stock, par value $0.01 per share of UFP Technologies, Inc., a Delaware corporation (the "Company"), as set forth below. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

Item 3. Source and Amount of Funds or Other Consideration.

        Item 3 of the Statement is hereby amended and restated to read in its entirety as follows:

        The 1,040,000 Shares held by the Reporting Persons were purchased with the personal funds of the Partnership in the aggregate amount of $3,833,210.60.

Item 4. Purpose of the Transaction.

        Item 4 of the Statement shall be amended by adding the following after the third paragraph thereof:

        The Reporting Persons communicated to the Company on April 22, 1999 the purchases by the Reporting Persons of Shares listed on Exhibit A hereto. Furthermore, the Reporting Persons discussed the possibility that under the Company's Rights Agreement between the Company and the American Stock Transfer & Trust Company, as Rights Agent, dated as of January 13, 1999 (attached as
Exhibit 4 to the Company's Current Report on 8-K dated January 13, 1999 (File No. 1- 12648))(the "Rights Agreement"), the purchases of such Shares may have inadvertantely constituted an event triggering the ability of the Company's shareholders (other than the Reporting Persons) to exercise the Rights (as defined in the Rights Agreement). It was not the intent of the Reporting Persons to potentially trigger the exercise of the Rights when the Shares listed on Exhibit A were purchased, and accordingly, as indicated by the sale of Shares listed on Exhibit A, the Reporting Persons have divested themselves as promptly as practicable of a sufficient number of Shares so that they would no longer be deemed an Aquiring Person (as defined in the Rights Agreement). The Reporting Persons have discussed this matter with the Company and has been informed that the Board of Directors has determined that the Reporting Persons became an Acquiring Person inadvertently and, accordingly, the Company's shareholders will not have the ability to exercise the Rights pusuant to the Rights Agreement.

Item 5. Interest in Securities of the Issuer.

        Items 5(a), 5(b) and 5(c) of the Statement are hereby amended and restated to read in their entirety as follows:

               (a) This statement on Schedule 13D relates to 1,040,000 Shares beneficially owned by the Reporting Persons, which constitute approximately 22.2% of the issued and outstanding Shares.

               (b) The Partnership, Cramer Capital Corporation and the Manager have sole voting and dispositive power with respect to 1,040,000 Shares owned by the Partnership. James Cramer and Karen Cramer have shared voting and dispositive power with respect to the Partnership's 1,040,000 Shares.

               (c) In the last 60 days, the Reporting Persons purchased and sold shares of the Common Stock on the dates, in the amounts and at the prices set forth on Exhibit A attached hereto and incorporated by reference herein. All of such purchases were made on the open market and all sales were conducted through private transactions.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Item 6 of the Statement is amended by (i) deleting on the second line the number "992,900" and replacing it with the number "1,040,000."

CUSIP NO.  902 673 102                                         PAGE 8 OF 9 PAGES
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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 1999


                                    J.J. CRAMER & CO.


                                    By: /s/ James J. Cramer
                                        -------------------
                                        Name:  James J. Cramer
                                        Title: President

                                    /s/ James J. Cramer
                                    -------------------
                                    James J. Cramer

                                    /s/ Karen L. Cramer
                                    -------------------
                                    Karen L. Cramer


                                    CRAMER PARTNERS, L.P.

                                    By: CRAMER CAPITAL CORPORATION,
                                         its general partner


                                    By: /s/ James J. Cramer
                                        -------------------
                                        Name:  James J. Cramer
                                        Title: President


                                    CRAMER CAPITAL CORPORATION

                                    By: /s/ James J. Cramer
                                        -------------------
                                        Name:  James J. Cramer
                                        Title: President

CUSIP NO.  902 673 102                                         PAGE 9 OF 9 PAGES
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                                    EXHIBIT A

                          Transactions in Common Stock
                                 of The Company


Cramer Partners, L.P.
---------------------

                                      Cost (Sales Price)       Sale/
Trade Date         No. of Shares          Per Share           Purchase
----------         -------------          ---------           --------
  4/15/99             20,500                4.113                 P
  4/16/99             44,500                4.188                 P
  4/20/99              4,600                4.1875                P
  4/23/99             25,000                3.1875                S